

September 26, 2013

Via E-mail
Jeffrey T. Jackson
Chief Financial Officer
PGT, Inc.
1070 Technology Drive
North Venice, Florida 34275

>   **Re: PGT, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 1, 2013**
>   **File No. 0-52059**

Dear Mr. Jackson:

We have reviewed your response letter dated September 13, 2013, and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Proxy Statement filed April 1, 2013

Executive Compensation – Compensation Discussion and Analysis, page 22

Long-Term Equity-Based Incentives, page 25

1. We note your responses to comment 8 of our letter dated July 29, 2013, and comment 3 of our letter dated August 30, 2013. Although you may disclose that Mr. Antonelli's negotiated employment arrangement entitles him to participate in the benefit plans you have in effect from time to time, you must still disclose how the compensation committee determined the particular amount of the equity compensation awarded to him and similarly situated NEOs each fiscal year (i.e., $593,983 of stock options to Mr. Antonelli in 2012). Please provide us supplementally with a sample of what your disclosure would have looked like for Mr. Antonelli's option grant in your response.

Mr. Jackson
PGT, Inc.
September 26, 2013
Page 2

       You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Leland Benton at (202) 551-3791 or Pamela Long, Assistant Director, at (202) 551-3765.

                            Sincerely,

                            /s/ Terence O'Brien

                            Terence O'Brien
                            Accounting Branch Chief